Designated Filer:  Warburg Pincus Private Equity IX, LLP
Issuer & Ticker Symbol:  ARAMARK Corporation (RMK)
Date of Event Requiring Statement:  May 1, 2006

                                                                    Exhibit 99.1

                            Explanation of Responses:

   (1) This Form 3 is filed on behalf of Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership ("WP IX"), Warburg Pincus IX, LLC, a New York limited liability company ("WP IX LLC") , Warburg Pincus Partners LLC, a New York limited liability company ("WPP LLC"), Warburg Pincus LLC, a New York limited liability company ("WP LLC"), Warburg Pincus & Co., a New York general partnership ("WP"), and Messrs. Charles R. Kaye and Joseph
   P. Landy (collectively, the "Reporting Persons"). On May 1, 2006, a letter was delivered to the Board of Directors of ARAMARK Corporation, a Delaware corporation (the "Company"), in which it was proposed that Joseph Neubauer, the Chairman of the Board of Directors and Chief Executive Officer of the Company, and other investors that are expected to include funds managed by GS Capital Partners, J.P. Morgan Partners, Thomas H. Lee Partners and WP LLC (collectively, the "Investors"), would offer to acquire by merger, for a purchase price of $32.00 in cash per share, all of the outstanding shares of the Company's Class A Common Stock and Class B Common Stock, other than any shares held by any of the Investors and members of the Company's senior management team that are to be invested in the transaction (the "Proposal"). As a result of the Proposal, the Reporting Persons, together with Mr. Neubauer, GS Capital Partners, J.P. Morgan Partners, Thomas H. Lee Partners, and certain of their affiliates (collectively, the "Non-WP Investors"), may be deemed to constitute a "group", within the meaning of
   Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that beneficially owns more than 10% of the outstanding shares of Class A Common Stock and Class B Common Stock of the Company.

   The sole general partner of WP IX is WP IX LLC. WPP LLC is the sole member of WP IX LLC. WP is the managing member of WPP LLC. WP LLC manages WP IX. Charles R. Kaye and Joseph P. Landy are each Managing General Partners of WP and Co-Presidents and Managing Members of WP LLC. By reason of the provisions of Rule 16a-1 of the Exchange Act, WP, WP LLC, WPP LLC, WP IX LLC, Mr. Kaye and Mr. Landy may be deemed to be the beneficial owners of any securities that may be deemed to be beneficially owned by WP IX or the Non-WP Investors. Each of WP IX, WP, WP LLC, WPP LLC, WP IX LLC, Mr. Kaye and Mr. Landy all disclaim beneficial ownership of all shares of Class A Common Stock and Class B Common Stock, including any such shares beneficially owned by the Non-WP Investors, except to the extent of any indirect pecuniary interest therein. This Form 3 shall not be deemed an admission that any Reporting Person is a beneficial owner of any shares of Class A Common Stock or Class B Common Stock for purposes of Section 16 of the Exchange Act or for any other purpose or that any Reporting Person has an obligation to file this Form 3.